

ANTISENSE THERAPEUTICS

24 January 2005


05005718

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited
Announcement to the Australian Stock Exchange

Please find attached a copy of an announcement lodged with the Australian Stock Exchange on 20 January 2005.

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
FEB 1 1 2005
THOMSON
FINANCIAL

Encl (5 pages)


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
202
SECTION

S:\Antisense\Company Secretarial\ADR\SEC announcement 20 Jan 05.doc

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9826 0949 FACSIMILE: +61 (3) 9826 4399
ANTISENSE THERAPEUTICS LTD ACN 095 060 745 www.antisense.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN	Quarter ended ("current quarter")
41 095 060 745	31 DECEMBER 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		35	35
	GST Collected		3	3
1.2	Payments for	(a) staff costs	(391)	(948)
		(b) advertising and marketing	-	-
		(c) research and development	(1,129)	(2,669)
		(d) leased assets	-	-
		(e) other working capital *	(185)	(385)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		174	384
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	- Income Tax refund		-	-
	Net operating cash flows		(1,492)	(3,579)

* *Includes GST paid to suppliers.*


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C. 202 SECTION

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,492)	(3,579)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(2)	(12)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(2)	(12)
1.14	**Total operating and investing cash flows**	(1,494)	(3,591)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		1
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other - costs relating to issue of shares	(4)	(4)
	Net financing cash flows	(4)	(3)
	Net increase (decrease) in cash held	(1,498)	(3,594)
1.21	Cash at beginning of quarter/year to date	12,325	14,421
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	10,827	10,827

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	1,069
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries and superannuation of $109,106 (YTD: $251,320).
(b) Dr Stanley Crooke, a director of the Company is also a director of Isis Pharmaceuticals Inc ("Isis"). A total amount of $912,641 (YTD: $1,209,440) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $46,942 (YTD: $95,528) was paid to the MCRI for facilities provided and services performed by them for ATL

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not applicable.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
202
SECTION

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,327	1,825
4.2	Deposits at call	9,500	10,500
4.3	Bank overdraft	-	-
4.4	Other (provide details)		-
	Total: cash at end of quarter (item 1.23)	10,827	12,325

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mark Diamond Date: 20 January 2005

Print name: Mark Diamond

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.